UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reaches 2024 annual production target
—

Rio de Janeiro, January 27, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that, in 2024, it achieved all the production targets set in its Strategic Plan 2024-2028+, within a range of ±4%. The total production of oil and natural gas reached 2.7 million barrels of oil equivalent per day (boed). The commercial production of oil and natural gas reached 2.4 million boed, and the oil production was 2.2 million barrels per day (bpd).

The company set new annual records for total own and operated production in the pre-salt, with 2.2 million boed and 3.2 million boed, respectively. The production volume in the pre-salt represents 81% of the company's total production.

Also noteworthy is the start-up of two new platforms in 2024: FPSO Maria Quitéria, located in the Jubarte field, in the pre-salt of the Campos Basin, which was originally scheduled to start operating in 2025; and FPSO Marechal Duque de Caxias, in the Mero field, in the pre-salt of the Santos Basin. During the year, the maximum oil production capacity of the FPSO Sepetiba platform, in the Mero field, was reached after eight months of operation. The ramp-up of these platforms partially offset the losses resulting from maintenance stoppages and the decline of mature fields, as well as the impact on production due to unscheduled stoppages determined by the ANP and the effects of the Ibama strike. Despite these external factors, the company managed to close 2024 within plan.

Another highlight of the year was the start of commercial operation of the Natural Gas Processing Unit (UPGN), located at the Boaventura Energy Complex (Itaboraí/RJ), in November, with the capacity to process 10.5 million m3/day of gas, through its first module.

These results were achieved thanks to the integrated efforts of the entire company, reinforcing Petrobras' commitment to investors and Brazilian society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer